NEWS RELEASE
TSX: ELD NYSE: EGO	May 15, 2017

Eldorado to Acquire Integra Gold Corporation

VANCOUVER, BC – Eldorado Gold Corporation (the “Company” or “Eldorado”) is pleased to announce that it has entered into a definitive agreement with Integra Gold Corp. (“Integra”) (TSXV:ICG) (the “Arrangement Agreement”), pursuant to which Eldorado has agreed to acquire all of the issued and outstanding common shares of Integra that it does not currently own, by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).

Under the Arrangement, shareholders of Integra will be entitled to receive, at their option, for each Integra share they own either (i) 0.24250 Eldorado shares, (ii) C$1.21250 in cash, in both (i) and (ii) subject to pro ration, or (iii) 0.18188 of an Eldorado share and C$0.30313 in cash. The maximum number of shares issuable by Eldorado under the Arrangement will be approximately 77 million (based on the number of Integra shares outstanding less Integra shares currently owned by Eldorado). The maximum amount of cash payable by Eldorado under the Arrangement will be approximately C$129 million equal to 25% of the total consideration. The total transaction value is approximately C$590 million, inclusive of Integra shares held by Eldorado.

Eldorado’s offer represents:

  A value of C$1.21250 for each Integra common share based on the May 12, 2017 closing price of Eldorado common shares on the Toronto Stock Exchange
  A premium of approximately 52% to Integra’s May 12, 2017 closing price and a premium of 46% based on the volume weighted average prices (“VWAP”) of both companies on the Toronto Stock Exchange for the 20-day period ending May 12, 2017

Upon completion of the transaction and based on the maximum number of shares issuable under the Arrangement, current Eldorado and Integra shareholders would hold approximately 90% and 10% of the combined Company, respectively.

Integra’s principal asset is the Lamaque project near Val-d’Or, Quebec. Lamaque hosts an NI 43-101 indicated resource of 5.1 million tonnes at a grade of 9.13 g/t gold and an inferred resource of 3.5 million tonnes at a grade of 7.94 g/t gold (5.0 g/t gold cut-off)1. A preliminary economic assessment was completed in February 2017 that envisions a high-grade underground operation producing 123,000 ounces of gold per year at all-in sustaining costs of US$634 per ounce over 10 years2. Integra is currently in the process of advancing underground ramp development to facilitate underground exploration and completion of a bulk sample.

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George Burns, President and Chief Executive Officer of Eldorado Gold, stated, “The Company has been following Integra’s progress at Lamaque over the last 18 months and commend their team for the accomplishments to date. From previous experience of building and operating gold mines in Canada, I am excited about Eldorado’s entry into the Eastern Abitibi region of Canada. With our current balance sheet strength post the sale of our Chinese assets, this acquisition represents a use of the proceeds complementing our existing portfolio of high quality, low cost assets.”

Benefits to Eldorado’s Shareholders

  Adds a high quality development project that has the potential to add meaningful near-term production and cash flow with modest upfront capital
  Establishes an operating presence in Canada and diversifies the operating portfolio into one of the most productive mining camps in the world
  Maintains the flexibility to fund its development pipeline
  Income tax and G&A synergies with the addition of a future mining operation in Canada

Benefits to Integra’s Shareholders

  Immediate and attractive premium of approximately 52% to spot and 46% based on the 20-day VWAPs of both companies
  Exposure to Eldorado’s portfolio of high quality mines and development projects, in addition to ongoing participation in value creation at Lamaque
  Access to Eldorado’s technical, project development and operating capabilities as well as financial resources
  Potential for value accretion through a re-valuation in Eldorado’s share price as the Company continues to deliver and de-risk its combined asset portfolio
  Participation in Eldorado’s dividend program

Transaction Summary

The transaction will be carried out by way of a court-approved plan of arrangement and will require approval by Integra shareholders at a special meeting of Integra shareholders by:

•	at least 66⅔% of the votes cast by all the shareholders of Integra; and
•	a simple majority of the votes cast by the shareholders of Integra, excluding votes from certain shareholders, including Eldorado, as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

In addition to shareholder approval by Integra shareholders, the Arrangement is also subject to the receipt of certain regulatory, court and stock exchange approvals, and other closing conditions customary in transactions of this nature. It is anticipated that the special meeting of Integra shareholders will be held in July 2017.

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The Arrangement Agreement includes customary provisions, including non-solicitation of alternative transactions, a right to match superior proposals in favor of Eldorado and fiduciary-out provisions. Integra has agreed to pay a termination fee of approximately C$18 million to Eldorado upon the occurrence of certain termination events.

Both companies’ Boards of Directors have determined that the proposed transaction is fair to their respective shareholders and in the best interests of their respective companies based on a number of factors, including fairness opinions received from their respective financial advisors. Each company’s Board of Directors approved the terms of the proposed Arrangement and the Integra Board of Directors unanimously recommends that its shareholders vote in favour of the transaction. GMP Securities L.P. has provided a fairness opinion to the Board of Directors of Eldorado, Raymond James Ltd. has provided a fairness opinion to the Board of Directors of Integra and BMO Nesbitt Burns has provided a fairness opinion to the Special Committee of Integra. Each of the directors and senior officers of Integra have agreed to vote in favour of the transaction.

Full details of the proposed transaction will be included in the management information circular to be mailed to Integra shareholders in June 2017.

Eldorado owns 62,170,095 common shares in the capital of Integra, constituting 13% of the outstanding common shares of Integra on an undiluted basis. Following completion of the transaction, Eldorado will own 100% of the issued and outstanding common shares of Integra. To obtain a copy of the Early Warning Report to be filed by Eldorado in connection with the transactions contemplated by the Arrangement Agreement, please contact Krista Muhr at 1188 - 550 Burrard Street, Vancouver, B.C. V6C 2B5, (tel: 604 687 4018).

Advisors and Counsel

Eldorado has retained GMP Securities L.P. to act as financial advisor and Fasken Martineau DuMoulin LLP to act as legal advisor.

Integra shareholders and other interested parties are advised to read the materials relating to the proposed transaction that will be filed by Integra with securities regulatory authorities in Canada when they become available as they will contain important information. Anyone may obtain copies of these documents when available, free of charge at www.sedar.com. This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares or solicitation of a proxy.

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Scientific and Technical Disclosure

The scientific and technical information contained in this news release specific to the Lamaque Project has been reviewed and approved by Hervé Thiboutot, Eng., Senior Vice-President of Integra Gold Corp., who is an independent qualified person under National Instrument 43-101 ("NI 43-101").

1)	Readers should refer to Integra's press release and Technical Report entitled “NI 43-101 Technical Report on the Spring 2017 Mineral Resource Estimate Update for the Lamaque Project” dated May 5, 2017 for further information on the gold mineral resource estimates contained in this press release, with an effective date of March 22, 2017, and to Integra's press release dated April 13, 2017 and Technical Report entitled “NI 43-101 Preliminary Economic Assessment Update for the Lamaque Project” with an effective date of February 27, 2017 for further information on Integra’s preliminary economic assessment.

2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. Integra’s preliminary economic assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

About Eldorado

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, Greece, Serbia, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note Regarding Forward Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s proposed acquisition of all the shares that it does not already own of Integra Gold Corporation (ICG).

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including the ability to acquire the shares that it does not already own in ICG, the political and economic environment that we operate in, the future price of commodities, anticipated costs and expenses and the impact of the disposition on the Company’s business. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the ability to acquire the ICG shares that it does not already own, political, economic, environmental and permitting risks, regulatory restrictions, gold price volatility, discrepancies between actual and estimated production, estimated mineral reserves and resources and metallurgical recoveries; mining operational and development risks, litigation risks, regulatory restrictions, including environmental and permitting regulatory restrictions and liabilities, internal and external approval risks, risks of sovereign investment, and impact on the Company of the completion of the sale of our Chinese interests; changes in the use of proceeds; currency fluctuations; speculative nature of gold exploration, global economic climate; dilution, share price volatility; competition, loss of key employees, additional funding requirements, and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

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There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

All forward looking statements and information contained in this News Release are qualified by this cautionary statement.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 551 3250 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com

Media

Louise Burgess, Director, Communications & Government Relations

Eldorado Gold Corporation

604 616 2296 or 1 888 353 8166

louiseb@eldoradogold.com

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